                                                         -



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES ACT OF 1934


         DATE OF REPORT: DECEMBER 31, 2000 COMMISSION FILE NO. 0-6032



             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
             ------------------------------------------------------

         (Exact name of registrant as specified in its charter)


               DELAWARE                               63-0593897
               --------                               ----------

        (State of Incorporation)          (I.R.S. Employer Identification No.)


                              15 SOUTH 20TH STREET


                            BIRMINGHAM, ALABAMA 35233
                            -------------------------


                      (Address of principal executive offices)

                                 (205) 297-3000
                                  -------------

                         (Registrant's telephone number)

                            COMPASS BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL INFORMATION

-------------------

Item 1 Audited statements of net assets available for plan benefits as of December 31, 2000 and 1999

Item 2 Audited statement of changes in net assets available for plan benefits for the year ended December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors
Compass Bancshares, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (formerly the "Compass Bancshares, Inc Profit Sharing Stock Bonus Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ Arthur Andersen LLP



Birmingham, Alabama
June 15, 2001

             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999





                                                                        2000               1999
                                                                      ---------          ---------

INVESTMENTS, AT FAIR VALUE (SEE NOTE 4)                            $176,898,651       $167,474,622

DIVIDENDS AND INTEREST INCOME RECEIVABLE                              1,235,360          1,150,842

CASH                                                                          0              4,897

PARTICIPANT CONTRIBUTIONS RECEIVABLE                                    319,631            276,847

EMPLOYER CONTRIBUTIONS RECEIVABLE                                       112,274          1,185,440
                                                                    ------------       -----------
              Total assets                                          178,565,916        170,092,648
                                                                    -----------        -----------
DIVIDEND PAYABLE TO PARTICIPANTS                                       (711,623)                 0

OTHER PAYABLE, NET                                                     (790,260)          (183,719)
                                                                    -----------        -----------
              Total liabilities                                      (1,501,883)          (183,719)
                                                                    -----------        -----------
              Net assets available for plan benefits               $177,064,033       $169,908,929
                                                                   ============      =============






         The accompanying notes are an integral part of these statements.

             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000





INVESTMENT INCOME:
    Dividends on Compass Bancshares, Inc. common stock           $    5,111,794
    Dividends and interest                                            5,495,256
                                                                   ------------
              Net investment income                                  10,607,050

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS          2,594,304
                                                                   ------------
                                                                     13,201,354
                                                                   ------------
CONTRIBUTIONS:
    Participant                                                       9,944,308
    Employer                                                          3,607,676
                                                                   ------------
                                                                     13,551,984
                                                                   ------------
DISTRIBUTIONS TO PARTICIPANTS                                       (20,758,101)

ROLLOVERS AND TRANSFERS                                               1,159,867
                                                                   ------------
              Net increase (decrease)                                 7,155,104

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                               169,908,929
                                                                   ------------
    End of year                                                    $177,064,033
                                                                   ============






         The accompanying notes are an integral part of these statements.

             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1.      ORGANIZATION

The Compass Bancshares, Inc. Employee Stock Ownership Plan (the "Plan") is a defined contribution pension plan and was adopted on November 19, 1976, effective January 1, 1976 for the benefit of employees of Compass Bancshares, Inc. (the "Company"). The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate ("Participants") in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan was amended effective January 1, 2000 to change the name of the plan from Profit Sharing Stock Bonus Plan to Employee Stock Ownership Plan. The Plan was also amended effective January 1, 2000 to pass through cash dividends to participants entitling the Company to a deduction under Section 404(k) of the IRC. The amendment also revises provisions for eligibility and vesting effective January 1, 2001. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States.

INVESTMENT IN SECURITIES

Corporate securities are valued based on quotations obtained from national securities exchanges. Mutual funds are valued at their current unit value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on mutual funds are calculated using the average cost method. Realized gains and losses on Compass Bancshares, Inc. common stock are calculated using historical cost.

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

The Plan provides for investments in various investment securities that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Fidelity Advisor Stable Value fund is valued at contract value, in accordance with Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. Contract value approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The average yield for the Fidelity Advisor Stable Value fund was 6.18% and 5.62% for 2000 and 1999, respectively.

PLAN EXPENSES

The trust department of Compass Bank (the "Trustee") is trustee for the Plan. Compass Bank is a wholly owned banking subsidiary of Compass Bancshares, Inc. (the "Company" or "Employer"). Administrative fees are paid directly by the Company. Trustee administrative fees were $614,005 for the year ended December 31, 2000.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.


3.      DESCRIPTION OF PLAN

ELIGIBILITY AND PARTICIPANT CONTRIBUTIONS

Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 15% of their compensation deferred and contributed to the Plan.

Participants may allocate their contributions, in multiples of 1%, to the following funds:

         1. Employee/Employer Company Stock Fund--Invested in common stock of Compass Bancshares, Inc. and the Expedition Money Market Fund.

         2. Expedition Equity Fund--Invested primarily (at least 80% of its total assets) in common stocks issued by mid and large capitalization companies. The Fund invests in stocks of private companies that are subject to wide market value (price) fluctuations based on market and economic conditions and perceptions, and therefore, involves a high level of investment risk.

         3. Expedition Money Market Fund--Invests in high quality money market instruments that are either rated in the highest short-term rating category by one or more nationally recognized statistical rating organizations or of comparable quality to securities having such ratings.

         4. Expedition Bond Fund--Invests in a diversified portfolio consisting primarily of bonds (normally at least 65% in bonds), as well as other fixed income securities. The Fund may also invest in certain securities, including mortgage-related securities, foreign securities and financial futures and options on financial futures, which may present special risks not associated with bonds and fixed-income securities generally.

         5. AIM Constellation Fund--Invests primarily in U.S. companies. The Fund's investment advisor emphasizes medium-sized and small-sized emerging growth companies. The Fund is also invested in companies that are likely to benefit from new or innovative products, services, or processes.

         6. Fidelity Advisor Stable Value Portfolio--Invests in short and long-term investment contracts issued by insurance companies
               (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts, and cash equivalents.

         7. Fidelity Advisor Overseas Fund--Invests primarily in foreign securities. The Fund invests approximately 65% of the total assets in these securities. The Fund may also invest in U.S. issuers. The Fund normally diversifies its investments across different countries and regions taking into account the size of the market in each country and region relative to the size of the international market as a whole. The Fund expects to invest primarily in equity securities but may also invest up to 35% of its assets in any type of debt securities for long-term growth purposes.

         8. Fidelity Advisor Balanced Fund--Invests in a diversified portfolio of equity and fixed-income securities with income, growth of income, and capital appreciation potential. The Fund's advisor manages the Fund to maintain a balance between stocks and bonds. The Fund invests approximately 60% of the Fund's assets in stocks and other equity securities and the remainder in bonds and other fixed-income securities. The Fund also invests at least 25% of the Fund's total assets in fixed-income senior securities, including debt securities and preferred stock.

Compass Bank is the investment advisor for the Expedition Equity Fund, Expedition Money Market Fund, and the Expedition Bond Fund.

EMPLOYER CONTRIBUTIONS

The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company under the 401(k) provisions of the Plan. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2% of such Participant's base compensation. These matching contributions are invested in the Employee/Employer Company Stock Fund.

If the Employer's earnings reach a targeted amount, the Employer may contribute an additional 1% matching amount. Such contributions are also invested in the Employee/Employer Company Stock Fund and are allocated to employee accounts based on relative compensation. Upon reaching the targeted amount, the Employer may also elect to make a contribution to the ESOP--Employer Company Stock Fund under the employee stock ownership provisions of the Plan. For the year ended December 31, 2000, the employer's earnings did not reach the targeted amount.

VESTING

Participants have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their 401(k) contributions and the Employer's matching contributions to the Employee/Employer Company Stock Fund, including earnings thereon. A Participant acquires a vested interest in amounts attributable to the ESOP--Employer Company Stock Fund based on length of employment, as follows:

                           YEARS         VESTING
                         OF SERVICE    PERCENTAGE
                         ----------    ----------

                        Less than 5            0
                        5 or more            100

FORFEITURES

If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death, or normal retirement, and is not 100% vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

DISTRIBUTION OF BENEFITS

Upon retirement, disability, or death, participants become 100% vested in his or her account. Upon termination of employment, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

WITHDRAWAL PROVISIONS

Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion is taxable and may not be repaid to the Plan.

PRIORITIES UPON TERMINATION

Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant have been distributed.

ROLLOVERS

During 2000, assets were rolled into the Plan from other plans that were terminated in conjunction with banks acquired by the Company.


4.      INVESTMENTS

Investments that represent five percent or more of the Plan's net assets as of December 31, 2000 and 1999 are summarized as follows:

                                                             DECEMBER 31 2000
                                                      ------------------------------
                                                        NUMBER OF
                                                       SHARES/UNITS       FAIR VALUE
                                                      --------------   -------------
        Common stock:
            Compass Bancshares, Inc.*                  5,601,187       $133,324,424
        Mutual funds:
            Expedition Equity Fund                     2,300,480         25,788,385
                                                                       ------------
                                                                       $159,112,809
                                                                       ============

                                                              December 31, 1999
                                                        ----------------------------
                                                          Number of
                                                        Shares/Units       Fair Value
                                                        -------------    ------------
        Common stock:
            Compass Bancshares, Inc.*                   5,762,393       $128,573,404
        Mutual funds:
            Expedition Equity Fund                      1,897,397         24,514,373
                                                                        ------------
                                                                        $153,087,777
                                                                        ============

           *A portion of this investment is nonparticipant-directed (Note 5)

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                                    YEAR ENDED
                                                                DECEMBER 31, 2000
                                                               -------------------
                 Compass Bancshares, Inc. common stock             $5,764,670
                 Mutual funds                                      (3,170,366)
                                                                   ----------
                 Net change in fair value                          $2,594,304
                                                                   ==========


5.     NONPARTICIPANT-DIRECTED FUNDS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed funds are as follows:

                                                                   DECEMBER 31, 2000
                                                            --------------------------
                                                            EMPLOYEE/           ESOP-
                                                             EMPLOYER          EMPLOYER
                                                             COMPANY           COMPANY
                                                            STOCK FUND        STOCK FUND
                                                          -------------     -------------
        Investments at fair value:
            Compass Bancshares, Inc. common stock          $55,429,355       $77,895,069
            Expedition Money Market Fund                       620,524           224,562
                                                           -----------        ----------
                      Net investments                       56,049,879        78,119,631
        Dividends and interest income receivable               517,010           718,350
        Participant contributions receivable                    65,542                 0
        Employer contributions receivable                      112,274                 0
        Dividend payable to participants                             0          (711,623)
        Other receivable (payable), net                       (565,772)         (224,488)
                                                           -----------        ----------
               Net assets available for plan benefits      $56,178,933       $77,901,870
                                                           ===========       ===========

                                                                   December 31, 1999
                                                            ---------------------------
                                                             Employee/           ESOP-
                                                              Employer          Employer
                                                              Company           Company
                                                            Stock Fund        Stock Fund
                                                            ----------        ----------
        Investments at fair value:
            Compass Bancshares, Inc. common stock          $50,786,540       $77,786,864
            Expedition Money Market Fund                       290,995               310
                                                            ----------       -----------
                      Net investments                       51,077,535        77,787,174
        Dividends and interest income receivable               448,825           702,017
        Cash                                                     4,897                 0
        Participant contributions receivable                    80,700                 0
        Employer contributions receivable                    1,185,440                 0
        Other receivable (payable), net                       (183,719)                0
                                                            ----------       -----------
               Net assets available for plan benefits      $52,613,678       $78,489,191
                                                            ==========        ==========


                                      -6-

                                                                                DECEMBER 31, 2000
                                                                          ----------------------------
                                                                            EMPLOYEE/           ESOP
                                                                            EMPLOYER          EMPLOYER
                                                                             COMPANY           COMPANY
                                                                           STOCK FUND        STOCK FUND
                                                                          -------------     ------------
        Investment income:
            Dividends on Compass Bancshares, Inc. common stock             $  2,103,438      $  3,008,356
            Interest                                                             11,762            17,031
                                                                           ------------       -----------
                      Net investment income                                   2,115,200         3,025,387
        Net appreciation (depreciation) in fair value of
            investments                                                       3,279,195         2,485,475
        Contributions:
            Participant                                                       3,272,433                 0
            Employer                                                          2,879,489           728,187
        Distributions paid to participants                                   (7,981,062)       (6,826,370)
                                                                           ------------       -----------
                      Net increase (decrease)                                 3,565,255          (587,321)
        Net assets available for plan benefits:
            Beginning of year                                                52,613,678        78,489,191
                                                                           ------------       -----------
            End of year                                                     $56,178,933       $77,901,870
                                                                           ============       ===========

6.     PLAN TERMINATION


Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.


7.     TAX STATUS

The Internal Revenue Service issued a determination letter dated December 13, 1995 stating that the Plan and related trust are designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


8.     RELATED PARTY TRANSACTIONS

Compass Bank, a subsidiary of the Employer, serves as trustee of the Plan, controlling the distribution and investment of the Plan's assets. During 2000, trustee fees were paid by the Company.

Compass Bank, a wholly owned banking subsidiary of the Company, acts as investment manager for the Expedition Equity Fund, Expedition Bond Fund, and the Expedition Money Market Fund.

                                                                     SCHEDULE I



             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN


         SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD AT END OF YEAR

                    FOR THE YEAR ENDED DECEMBER 31, 2000






                                                                                 DESCRIPTION
                                                                                  OF ASSETS           CURRENT VALUE
                                                                               -------------          -------------

*     Compass Bancshares, Inc. common stock                                     5,601,187 shares       $133,324,424

      Mutual funds:
*         Expedition Equity Fund                                                2,300,480 units          25,788,385
*         Expedition Bond Fund                                                     79,696 units             797,661
          AIM Constellation Fund                                                  140,611 units           4,067,883
          Fidelity Advisor Stable Value Portfolio                               4,015,683 units           4,015,683
          Fidelity Advisor Overseas Fund                                          101,156 units           1,726,739
          Fidelity Advisor Balanced Fund                                           93,047 units           1,518,521

*     Expedition Money Market Fund                                              5,705,503 units           5,659,355
                                                                                                       ------------
                                                                                                       $176,898,651
                                                                                                       ============






           *Compass Bancshares, Inc., the issuer of the common stock, and Compass Bank, investment manager of the Expedition Funds, are parties-in-interest to the plan.

                  The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II



             COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN


            SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000







                                                                                                  CURRENT VALUE
                                                                                                   OF ASSET ON
                                   NUMBER OF        PURCHASE        SELLING         COST OF        TRANSACTION          NET
 IDENTITY OF PARTY INVOLVED      TRANSACTIONS        PRICE          PRICE           ASSET             DATE         GAIN (LOSS)
 --------------------------      ------------      ---------      -------         -------       --------------    -------------
Purchases of investments:
    Compass Bancshares, Inc.
      common stock                 106           $9,100,569       $       0      $  9,100,569     $  9,100,569        $        0

Sales of investments:
    Compass Bancshares, Inc.
       common stock                137                    0       8,548,330        11,554,443       11,554,443        (3,006,113)







         The accompanying notes are an integral part of this schedule.

SIGNATURES





  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


       COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
       ------------------------------------------------------

(Name of the Plan)






  JUNE 28, 2001                                     /S/ GARRETT R. HEGEL
------------------                                ---------------------------
    DATE                                              GARRETT R. HEGEL
                                                      CHIEF FINANCIAL OFFICER

                                    EXHIBITS



EXHIBIT (23) - CONSENTS OF EXPERTS AND COUNSEL




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Administrative Committee
COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN:


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Plan's previously filed Form S-8 Registration Statement File No. 33-57003.



/s/ Arthur Andersen LLP

Birmingham, Alabama
June 28, 2001